UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Dr. Tattoff, Inc.
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

           None
(CUSIP Number)

James Morel
8500 Wilshire Boulevard, Suite 105
Beverly Hills, CA 90211
__________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS: Pacific Holdings Syndicate, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates in its entirety the Schedule 13D previously filed by the Reporting Person on March 11, 2008, as amended and restated by Amendment No. 1 to Schedule 13D filed on May 6, 2008, in order to provide disclosure regarding the Reporting Person’s: (i) transfer to Dr. Tattoff, Inc. (the “Issuer”) on October 10, 2008 of an aggregate of 789,375 shares of the Issuer’s common stock for cancellation, (ii) transfer to Mr. John Keefe, the chief executive officer and chief operating officer of the Issuer 40,000 shares of the Issuer’s common stock on October 10, 2008, and (iii) the distribution of the remaining 4,978,125 shares of the Issuer’s common stock to the Reporting Person’s members on a pro rata basis effective October 10, 2008.

Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.0001 per share (“Common Stock”), of Dr. Tattoff, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8500 Wilshire Blvd, Suite 105, Beverly Hills, CA 90211.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Pacific Holdings Syndicate, LLC, an California limited liability company (“Pacific Holdings” or “Reporting Person”). The address of Pacific Holdings’ principal executive offices is 8500 Wilshire Blvd, Suite 105, Beverly Hills, CA 90211. Pacific Holdings’ principal business is providing management and other services, either directly and/or through subsidiaries, to medical practices that provide tattoo removal and other skin care services, and to engage in any and all general business activities related or incidental thereto permitted under the Beverly-Killea Limited Liability Company Act of the California Corporations Code.

The name, business address and present principal occupation or employment of each managing member of Pacific Holdings, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and incorporated herein by reference.

(d) - (e) During the last five years, neither Pacific Holdings, nor, to the knowledge of Pacific Holdings, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) The citizenship of each manager of Pacific Holdings is set forth on Schedule I hereto.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 11, 2008, DRTATTOFF, LLC, a California limited liability company (“Dr. TATTOFF”) merged (the “Merger”) with and into the Issuer, pursuant to an Agreement and Plan of Merger, dated as of September 7, 2007, as amended (the “Merger Agreement”). Pursuant to the Merger Agreement, certain outstanding units of Dr. TATTOFF membership interests (“Units”) were converted into the right to receive one validly issued, fully paid and non-assessable share of Common Stock on a one-for-one basis. Immediately prior to the Merger, Pacific Holdings owned 6,712,500 Units, which were exchanged for 6,712,500 shares of Common Stock of the Issuer as provided in the Merger Agreement.

Item 4. PURPOSE OF TRANSACTION.

Pacific Holdings acquired the shares of Common Stock in the Merger as described in Item 3 herein.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Roland Perry, the Issuer’s sole officer and director, resigned from the positions of principal executive officer and principal financial officer effective immediately and from his position as the Issuer’s director effective on the tenth day after the mailing of a Schedule 14F-1 statement to the Issuer’s shareholders. Following Mr. Perry’s resignation as officer and pursuant to the Merger Agreement, Mr. James Morel (a manager of Pacific Holdings), Mr. John Keefe and Mr. Ian Kirby were appointed Chief Executive Officer, Chief Financial Officer, and Chief Marketing Officer, respectively, of the Issuer. Mr. Morel and Dr. William Kirby (a manager of Pacific Holdings) became directors of the Issuer on March 7, 2008. John J. Klobnak also became a director of the Issuer and was named Chairman of the Board on March 7, 2008.

As a result of the consummation of the Merger, the Issuer amended its Articles of Incorporation in order to change its corporate name to “Dr. Tattoff, Inc.” on May 19, 2008.

On April 28, 2008, the Issuer closed its private offering of 12% convertible debentures (“Debentures”). Aggregate gross proceeds from the offering amounted to $855,000. In accordance with the terms of the private placement memorandum for the offering, the Issuer also issued the investors in the Debentures, 855,000 shares (“Additional Shares”) of its Common Stock pro rata. As a condition to the closing of the offering, Pacific Holdings returned an aggregate of 855,000 of its 6,712,500 shares of Common Stock to the Issuer for cancellation.

On June 27, 2008, the Issuer issued a convertible promissory note in the principal amount of $50,000 to an investor. In addition, the note holder received an additional 50,000 shares of the Issuer’s Common Stock. As a condition to the issuance of the note, Pacific Holdings returned 50,000 of its 5,857,500 shares of Common Stock to the Issuer for cancellation.

Effective October 10, 2008, the managing members of Pacific Holdings authorized the return to the Issuer of 295,000 shares of its 5,807,500 shares of Common Stock for cancellation in connection with a private offering of 12% convertible debentures of the Issuer. In addition, effective the same date, all of the members of Pacific Holdings and its managing members authorized the transfer of 40,000 of its remaining 5,512,500 shares of Common Stock to Mr. John Keefe, the chief executive officer and chief operating officer of the Issuer, as an inducement to Mr. Keefe to provide services to the Issuer as its chief executive officer. Furthermore, the members and managing members of Pacific Holdings authorized the return of 494,375 shares of its remaining 5,472,500 shares of Common Stock to the Issuer for cancellation as an inducement to Mr. John Klobnak to provide services to the Issuer as chairman of its board of directors. The remaining 4,978,125 shares of the Issuer’s Common Stock were distributed to the Pacific Holdings members on a pro rata basis effective October 10, 2008.

References to, and the descriptions of, the Merger Agreement and the amendments thereto are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Amendment and incorporated by reference herein.

Except as set forth in this Amendment or such as would occur upon completion of any of the actions discussed above, Pacific Holdings does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Amendment, Pacific Holdings beneficially owned, in the aggregate, zero shares of Common Stock, representing 0% of the Issuer’s outstanding shares of Common Stock (based on 10,708,137 shares of Common Stock issued and outstanding as of August 18, 2008 according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 21, 2008).

(b) Not applicable.

(c) Except as set forth in this Amendment, neither Pacific Holdings, nor, to the knowledge of Pacific Holdings, any of the individuals referred to in Schedule I, has effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for Pacific Holdings, no person is known by Pacific Holdings to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Pacific Holdings.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth below, to the knowledge of Pacific Holdings, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or Schedule I and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

In connection with the offering by Dr. TATTOFF of convertible promissory notes from December 2007 through February 2008 in the aggregate principal amount of $349,975 (collectively, the “Notes”), which were subsequently assumed by the Issuer in the Merger, James Morel, a managing member of Pacific Holdings, initially pledged 16.71% of his 38.19% interest in Pacific Holdings as collateral for the timely repayment of the obligations under the Notes. As a result of Pacific Holdings’ pro rata distribution of the Issuer’s Common Stock owned by it to its members as described herein, Mr. Morel received 543,185 shares of the Issuer’s Common Stock, of which 152,758 (28.1%) shares are currently pledged as collateral for the outstanding principal amount of $224,975 owed by the Issuer on the Notes. The Notes mature beginning on October 31, 2008.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated September 7, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 1, 2007).

2.2	Amendment Number 1 to the Agreement and Plan of Merger, dated October 5, 2007 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer filed on February 11, 2008).

2.3	Amendment Number 2 to the Agreement and Plan of Merger, dated February 1, 2008 (incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-QSB filed on February 8, 2008).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008
PACIFIC HOLDINGS SYNDICATE, LLC

/s/ James Morel
Name: James Morel
Title: Manager

Schedule I

MANAGERS OF PACIFIC HOLDINGS SYNDICATE, LLC

Set forth below is a list of the managers of Pacific Holdings, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. Unless otherwise indicated below, the business address of each person is c/o Pacific Holdings Syndicate, LLC, 8500 Wilshire Boulevard, Suite 105, Beverly Hills, CA 90211.

Name	Citizenship	Present Principal Occupation and Business Address of Such Organization

James Morel	United States	Manager; Member of the board of directors of the Issuer
William Kirby	United States	Manager; Medical Director and member of the board of directors of the Issuer
Christopher Knight	United States	Manager
Scott Woodruff	United States	Manager

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated September 7, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 1, 2007).

2.2	Amendment Number 1 to the Agreement and Plan of Merger, dated October 5, 2007 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer filed on February 11, 2008).

2.3	Amendment Number 2 to the Agreement and Plan of Merger, dated February 1, 2008 (incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-QSB filed on February 8, 2008).